Filed by Rovi Corporation Pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Companies:

Rovi Corporation (Commission File No. 000-53413),

TiVo Inc. (Commission File No. 000-27141) and

Titan Technologies Corporation (Commission File No. 000-53413)

On Tuesday, May 24, 2016, Rovi Corporation gave a presentation at the J.P. Morgan Global Technology, Media and Telecom Conference. A transcript of the presentation is provided below.

Sterling P. Auty

JP Morgan Chase & Co, Research Division

All right, good morning. Thank you, everyone, for joining us. Day 2 of the 44th Annual Global Technology, Media and Telecom Conference for JPMorgan here in Boston.

Very happy to have with us, for the first session this morning, the management team from Rovi. I have both CEO, Tom Carson; as well as CFO, Peter Halt. I’m actually going to turn the microphone over to Tom.

If there’s any kind of preamble or a little overview you want to give to people maybe that are a little bit new to the story in terms of what it is that you do, that would be great. And then we’ll jump right in for fireside chat questions. I’ll bring the audience questions in quickly thereafter.

With that, Tom?

Thomas Carson

Chief Executive Officer, President and Executive Director

Sure, Sterling. Thank you very much, and thank you, everybody, for coming today.

If you’re not familiar with Rovi’s story, the best way to think about us is a company that allows consumers to navigate to the content that they want to see. So think about that as all the technologies that are involved in a guidance solution that may reside on set-top box that you get from your service provider. Think about that as the technologies that you need on a mobile device, internet-connected to streaming the content that you want to see and watch. And that’s a big chunk of what our business is. And it takes form in a couple of ways. One is we have a product business and an intellectual-property licensing business that are 2 meaningful components of how we monetize the intellectual property and the products that we develop. So our products business, think about that as any of those products that you require to sit on top of the set-top box or any other kind of device, trying to navigate to the content that you want. It represents about 45% of our overall revenue. And it’s a combination of selling complete end-to-end products, so again, guidance solutions that may sit on a set-top box. But we also actually sell the very discrete components of the technology as well. Meaning, if you’re just interested in search and recommendation technology, we offer that. If you’re interested in metadata, kind of the core information that resides on the guide, we can sell you that as well. So that’s kind of a key component of the strategy change over the last couple of years is not only be complete in the guided product but also to be somebody that offers the discrete and enabling technologies.

One of the great things about Rovi is that once the investment that we make in research and development, which is about $100 million a year, ultimately turns into intellectual property the that we also monetize. So intellectual property licensing is about 55% of the revenue from the company. So think about that as licensing the technology and our innovations to those that are actually doing some other guide or navigation solution on their own. This year, we’re roughly a $500 million company. Midpoint of our guidance is $505 million [ph]. Our EPS, at midpoint, the guidance is $1.50.

And one of the things that we have very recently announced is we are acquiring TiVo. TiVo is a company that does very similar things to what we do. And what we’re really excited about with the acquisition is the fact that when you look at what TiVo does and you look at what we do, they very much have a very similar product profile. Meaning, they have discrete guide solutions, they have search and recommendation technologies, they have intellectual property, they have an analytics business. And when you looked at this from a very high level and think about the 2 businesses being combined, it’s a pretty compelling story. And it opens up, I think, a much broader market to us, between the 2 companies who operate in 75 countries around the globe. So that is a very meaningful footprint change for us.

So if you think about it in the way I think about it, from a — particularly, the product perspective, products become a much more meaningful part of the revenue stream on a go-forward basis, which we think is important in terms of offering some diversification. But I think if you take 2 companies that, quite frankly, I think are subscale in the product side, now you have a company on an international basis that has a lot more scale.

And what we’ve communicated about that is the business — once you put the 2 businesses together on a pro forma basis, later this year, it’s a company that’s going to generate north of $800 million worth of revenue, going to about $1 billion. And it’s also one that’s going to generate very high EBITDA margins, and cash EBITDA margins go from anywhere from 40% once synergies are taken into account upwards to 50%. So a very meaningful acquisition for us and one that I think makes us a bigger player on a global basis in the technologies we won. So...

Sterling P. Auty

JP Morgan Chase & Co, Research Division

Fantastic. Let’s get started actually with a couple of points. A lot to get to. Let’s start with the Tier 1 contract renewals that you’re currently working on, starting with Dish Networks. Right before the contract expired, both yourselves and DISH entered into a standstill agreement in terms of litigation, suggesting, I guess, to us that negotiations were progressing. We’re coming up on almost 2 months since then and many people believe that standstill agreement must have a limited life. So how should we read into what’s actually happening on that front? And how do we tell whether or not we’re going to get an agreement here?

Thomas Carson

Chief Executive Officer, President and Executive Director

Sure. It’s a great question. Maybe just a little background for people maybe a little bit new to the story. We came into the end of 2015 and the early part of 2016 with having to do a significant number of renewals as part of Rovi from a licensing perspective. People may know that we were still working on deals last year with Time Warner, Charter. We were working with AT&T on a renewal. Certainly had DISH and others that we’re working on. And we actually got done last year the Time Warner, Charter deal. Now that they’re merged, they have one agreement, so we have a major operator covered there. We also have AT&T, DIRECTV was signed and announced late last year, so that’s another meaningful one. So the 2 major ones that are open right now are Comcast and DISH, and we’re working pretty actively on those renewals. I think the way to think about it is we — periodically, we’ll announce that we’ll go into a standstill period with certain licensees have gone out of license. And typically, the right thing to do that is because you’re in active and productive dialogue. And particularly with DISH, that’s the way I’d be thinking about it. We are clearly pushing pretty hard to have that done before the closing of the transaction with TiVo. So as long as we’re not saying anything different, I would think about this as being really a situation where we are in active and productive dialogue with DISH.

Sterling P. Auty

JP Morgan Chase & Co, Research Division

All right. Great. And then moving over to Comcast. Here, you took a different attack. You actually did file an IP litigation lawsuit the day after their contract expired. The fact that you filed the litigation would suggest to me that they were not necessarily looking to go to court. Otherwise, I think they would have probably moved a little bit sooner. But the fact that you quickly filed has investors wondering if this is going to be a long, drawn-out fight because the 2 sides are perhaps maybe a good distance apart in terms of your views on things.

Thomas Carson

Chief Executive Officer, President and Executive Director

Yes. The way to look at Comcast is, certainly, we worked very diligently for the better part of 2 years with Comcast. We looked at their use case and give them well north of 50 different patents that we believed they infringed. Had a lot of productive discussions, I would say, on trying to prove our case to Comcast. And then they moved into economic discussions, which is kind of the normal path that these go. And long story short, we just didn’t feel that there was the appropriate level of engagement as we got towards the renewal with Comcast. Certainly, litigation, from my perspective and the company perspective and our board perspective, is the last resort. Less than 2% of contracts we have actually come about as a result of a litigation type of the situation, and that was really the case with Comcast. Unfortunately, we were having challenges getting the engagement that we thought was necessary. And to protect our rights, we said let’s go forward with the litigation: 2 cases in the Eastern District of Texas, one in the International Trade Commission. But saying that, we clearly keep a dialogue open with them. So our hope is that this thing does not go to simple business, but you have to have a cooperative party on the other side.

Peter C. Halt

Chief Financial Officer

And one thing that’s worth adding, just for those who are new to the story. As holders of Rovi know well, both Comcast and DISH are unique for us. They are companies that were licensed 12 years ago by Gemstar. And when Rovi acquired Gemstar, those monies that we paid upfront, that was deferred revenues limited to purchase accounting. So both of these are incremental opportunities for us.

Sterling P. Auty

JP Morgan Chase & Co, Research Division

So what would actually be the next steps that investors should be looking at in the Comcast process specifically? So the litigation, et cetera?

Thomas Carson

Chief Executive Officer, President and Executive Director

Well, I think there’s a pretty significant number of procedural things that are going to happen here over the next year, which are kind of normal in the litigation process. So what we’ve tried to tell people is — think about the case against Comcast in the Eastern District of Texas as something that’s going to last probably 2.5 years or so. The venue for the International Trade Commission is actually a quicker route. That’s more like an 18-month type of a situation. For the foreseeable future, it’s going to be mostly procedural things that are going to be happening.

Sterling P. Auty

JP Morgan Chase & Co, Research Division

Is there anything — fundamentally, when you look at the structure of your business, your cash, deposition, et cetera, et cetera, does that long, drawn-out process make a difference in terms of the way that you have to operate the company?

Thomas Carson

Chief Executive Officer, President and Executive Director

No. As a matter of fact, I think we’ve tried to communicate this before, as you recall. One of the things thing that we have done is we restructured our debt and made a pretty significant change in that. I don’t know if we’ve paid a lot of debt down over the last 3 years. We’ve actually restructured our debt, and pushed out the maturities, but also got the much more favorable expense rate as well. So that’s a positive thing. We keep a pretty ample balance sheet at this point in terms of cash on hand and we’re very comfortable with that. So don’t say anything different in the way we operate. We also communicated that we don’t have any revenue from Comcast or DISH in our forecast, but we do have the expense for all the litigation in there. So when we gave our guidance, we did have the expense for this year included in that, so no change in the way we operate.

Sterling P. Auty

JP Morgan Chase & Co, Research Division

Got you. But in terms of — no revenue from that contract, right, because there’s…

Peter C. Halt

Chief Financial Officer

Correct. We had some revenue in Q1 related to advertising and their license from TV Everywhere space. That ended as of March 31. We signed an agreement with them — renewed an agreement with them last year for the metadata business. We continue to operate under that contract and recognize for that. It’s for the television use case that we’ve excluded in the revenue from. As I’ve mentioned earlier, we’re recognizing revenue on the television use case for either DISH or for Comcast, and the agreements basically expire at the end of March and the first week of April. And on neither of those did we, as Tom mentioned, did we include in our estimates for the year any revenue. And as Tom mentioned also, we did include the full expense of litigating with both parties. So any agreements would be upside to the guidance on the revenue side and also could be a reduction in our spend.

Sterling P. Auty

JP Morgan Chase & Co, Research Division

So along the lines of the metadata and other relationships that are outside the contract renewal, that, I think, confuses investors. Like, geez, on one hand, you’re in this litigation. But on another hand, they’re still a customer. And also maybe throw in the fact, now that you’ve got Tribune and Gracenote out there and they’ve had — they’re public in terms of some of the conference calls, et cetera. There’s a relationship on metadata as well that has been talked about. Help investors kind of piece all these things together.

Thomas Carson

Chief Executive Officer, President and Executive Director

Yes. So a couple of things on product. And actually, for us, having products is part of our arsenal of things that we can talk to a prospective licensee about in terms of bundling intellectual property with product is actually a very meaningful thing for us in terms of helping us close the broader deals. When you look at the deal with AT&T, as an example, not only is there a significant intellectual property licensing agreement there, there are also product agreements there. We’ve talked in the past about the deal that we did with Sky. In Europe, Sky is effectively a company that’s the size of Comcast in Europe, and we have, historically, just had an intellectual property licensing arrangement with them. And we — in our last deal, actually commingled products and intellectual properties. So we have a lot of good examples where having product, to be able to include in the deals, is an important thing. It varies on the account. But other thing I’d say is when we look at going into intellectual property deals and product deals, we had a fundamental decision and said because the market is so competitive on products and we still want to have product revenues, we’re going to kind of segment the issue of requiring an intellectual property license in order to be able to use our products. So we can keep them in 2 discrete paths. That certainly puts a little tension maybe in the relationship when you’re involved in a IP licensing dispute. But we do keep them separate, which is a little different than what we used to do in the past. In the past, you had to have a license to be able to use our products.

Sterling P. Auty

JP Morgan Chase & Co, Research Division

But in the case of, like, Comcast, is it a different person that handles the IP agreement negotiations versus the one that’s — the person that actually is overseeing the metadata relationship, for example?

Thomas Carson

Chief Executive Officer, President and Executive Director

I think the actual contract negotiation ultimately falls up into their sourcing organization. So in that sense, just one person’s actually doing the contract. But the decision on the product actually resides deep within the organization, typically, in product development and engineering organization.

Sterling P. Auty

JP Morgan Chase & Co, Research Division

Got you. Let’s switch over there. 2 quarters ago, you mentioned that there’s one other top 10 Tier 1 customer that fell out of contract, but you weren’t too worried about it. It sounded like you expected that to close in the back half of the year. If you’re willing to name it here today, I’d be very happy. I can run through — guess some names. You can wink if I hit the right one. But can you just give us a little sense of what was it — why did this go out of contract? Is it timing of talks, et cetera? And anything you can update us in terms of how that’s progressing.

Thomas Carson

Chief Executive Officer, President and Executive Director

Yes, sure. It’s a situation where Rovi, good or bad, had a confluence of a lot of events happening, and that put some people question our intellectual property licensing business. And that — this is going back into last year and we’re still negotiating with Charter and Time Warner, we’re still negotiating with AT&T, we’re still negotiating with Sky, we’re still negotiating with Sony. And all those accounts that I just mentioned, by the way, are all signed, sealed and delivered at this point. So there was, I think, a question mark of, hey, there’s a lot of this going on and should we take a license kind of a thing. So in this particular case, it is very clear, like it is in all the other renewals that we’ve done that there’s significant infringement of intellectual property, so that’s really not the debate. The debate is really around the economic side of the agreement. I would think about this particular deal as being very similar to DISH. The fact that they’re out of contract and we’re not involved in litigation, I think, we view that as a positive sign. So…

Sterling P. Auty

JP Morgan Chase & Co, Research Division

All right. Let’s move over to the acquisition of TiVo. What drove the timing of the TiVo deal? Meaning, why pursue an acquisition of this stature at a time where you still have all this going on with Comcast and DISH?

Thomas Carson

Chief Executive Officer, President and Executive Director

Yes. That’s a great question. And it’s interesting that when we look at how long TiVo has been on the Rovi radar, it has been not in terms of months, it’s been in terms of years, and there’s been ebbs and flows in that relationship. But when you step back and look at the acquisition of TiVo and the combination with Rovi, as I mentioned earlier, there’s just so much overlap in so many areas that this one is really a no-brainer from a strategic perspective. You end up with 2 companies that are much better from a product perspective, much better from an IP perspective. You have $100 million worth of synergies the you can get out, and you’re going to have a company that’s highly profitable at the EBITDA line and also generating a fair amount of cash flow, so that’s all good. And I think when you look at how the thing has ebbed and flow, one is we went through, in the aftermath of changes to our board, a pretty detailed and strategic review of where is Rovi going to focus in the future, and that really happened through September to December of last year. And what it did is it allowed our board to coalesce around the strategy for the company. And one of the things that we had talked about as part of an integral part of the strategy is if we had an opportunity to do a deal with TiVo, we would certainly do that. The opportunity with the change of the CEO and have an Interim CEO certainly played into the calculus there. That opened up, I think, a more meaningful dialogue, not only at the management levels, but at the board levels. And at the end of the day, when you step back and look at this with everything that’s going on, the teams that are working on the major renewals, frankly, are dedicated team’s not involved in the integration of this at all. And also when you do the math and you go through all the analysis that the investment bankers look at, the amount that we’re paying for the TiVo asset is very, very much in range with the valuations. Actually, we think we’re getting actually a very good deal. And when the regulatory filings come out later, you’ll see that this is very accretive for our shareholders.

Sterling P. Auty

JP Morgan Chase & Co, Research Division

So along those lines and looking at TiVo, there’s a consumer business. And I think if we go back and look at some of the things that maybe touched on the B2C side for Rovi, it wasn’t necessary an area that felt like a real strong suit or an area of focus for the company. So as you combine looking at the consumer business and I think some of the comments on the call would suggest that you’re still committed to it. What’s the thoughts? Why change in terms of strategy? Why is the consumer important?

Thomas Carson

Chief Executive Officer, President and Executive Director

Well, I think when you go back and look at some of the stuff that Rovi was doing a number of years ago and some of the acquisitions that were done, there were businesses in areas like consumer web properties, where, frankly, we didn’t have the DNA and it wasn’t our level of expertise and had nothing really to do with discovery and guidance solutions. And so that’s kind of one kind of fact pattern in the past. The one thing that we like a lot is our business model, particularly on the service provider side. And keep in mind that, ultimately, the service providers are providing service to the end consumer. We service, today, 18 million households with the Rovi guides, and we love the business model which is a per-subscriber per month kind of fee. The TiVo consumer business one is a really compelling consumer user experience, but they also have a situation where they are also getting a per-subscriber per month fee. So what we really like a lot is that ability to have a recurring revenue stream. The TiVo guys also have a very significant DNA in the consumer side of the business. So I think when you look at that business, the fact that there’s a per-sub per month fee that can be generated from a consumer and represents meaningful revenue is really interesting to us. I think one of the questions that we have on the business is when we look at our service provider business today and the way TiVo has moved their own service provider business is they — we’re box-agnostic. We don’t care who it. We’ll try to work with anybody’s box. And I think the hardware business is on the consumer side is something you want to take a look at and say is there a similar model that you can do there, so you defer some of that risk to — of hard work to others, but try to keep that per-sub per month fee.

Sterling P. Auty

JP Morgan Chase & Co, Research Division

Makes sense. If we shift over in terms of the strategy around IP for TiVo, I think they’ve got over 500 patents issued. But I’m not sure if their licensing program is as robust as Rovi’s. Can you give us a sense of kind of where their IP licensing program is at? How you view it? And maybe are there — with the Rovi portfolio, I think it’s a firm belief that it’s a wide, broad portfolio rather than 1 or 2 patents. Is it similar in terms of how they’ve constructed theirs?

Thomas Carson

Chief Executive Officer, President and Executive Director

It’s interesting. There’s kind of a belief, and I think it’s not entirely accurate, that in 2018, all of a sudden, their intellectual property falls off the edge of the earth, and it’s really not the case. They have 800 patents and applications that they’ve developed. They actually continue to harvest and file new invention disclosures and ultimately patents and still have 35 to 40 patents issued in a given year. So they’ve actually continued to develop the health of the portfolio. They have some very integral technologies in the area of DVR, the much more basic and broader than what we have. They certainly have some in the area of navigation and user interface too, but they also have some really core basic IP. So when we look at their intellectual property and how they’ve licensed, we license a broad portfolio on a recurring basis. If you do a 5-year deal, you’ve got to do another x number of years on a renewal. They were more specific with certain accounts that they actually went out and litigated against, but they don’t have very similar program to what we do. So we see their intellectual property interfacing very nicely with ours, broadening our portfolio. So when we go to license, instead of the 5,000 or so that we have or 6,000 or more, and that’s, I think, meaningful one in terms of being able to have more in the portfolio to be able to use in a licensing negotiation. So we would fully expect in the aftermath of the integration that the licensing model will become very similar to what we do today.

Sterling P. Auty

JP Morgan Chase & Co, Research Division

1 or 2 more. I want to bring audience questions in. Are there any critical patent expirations that we should be aware of? And maybe layer on top of that, there’s some — to your point, the specific contracts, I think there are some expiration with some of those key contracts over the next several years? How do you think about — does the Rovi portfolio bolster what TiVo has or does the TiVo portfolio standalone in terms of being able to renew, et cetera? Because I think that’s an important question for investors’ minds, understanding how much of the value that this acquisition going to come is just from the cost synergies versus the need to renew some of those items.

Thomas Carson

Chief Executive Officer, President and Executive Director

No. I think the deals that they’ve done and — that they did via settlements with DISH and AT&T and those kind of companies, they were legal settlements and will continue. They certainly have some patents that they utilized in previous litigation that expire in the 2018 time period. So certain discrete patents do expire at that point in time. But as I said, they’ve been pretty good about continuing to bolster the portfolio with new additions. So there is still a very robust portfolio there that would be blended with ours.

Sterling P. Auty

JP Morgan Chase & Co, Research Division

All right. Great. Questions from the audience? Yes.

Unknown Analyst

In the past, you’ve mentioned that the recouping revenues once deals are out of contract — in the past, you’ve discussed recouping revenues once deals are out of contract, is that the same with Comcast and DISH? Okay.

Peter C. Halt

Chief Financial Officer

Correct. The nice thing about intellectual property, unlike, say, content, is if we end up in a situation of an MSO or a DVS provider and we fall out of contract, they continue to infringe. So upon reaching a new agreement, we do have a catch-up for the grid that we’re out of license. Unlike a content holder, where it be MSO or DVS provider that’s in a conflict, they just kick them off the air, and then the contract starts again once they’re back on the air. For us, whenever a deal gets done with DISH and/or Comcast and the, I mentioned, top 10 service provider, it will catch us up to the point in time when their previous account expired.

Unknown Analyst

Okay, terrific. And then for the less than 2% that have gone to litigation in the past, how long have those outstanding been — how long were those outstanding? Like, what was the average time period that they were?

Thomas Carson

Chief Executive Officer, President and Executive Director

Well, if they go into litigation, it’s widely dependent on where the litigation is happening. I would think about anything that goes into litigation. If it’s a venue like the ITC, it’s probably in the 18-month window. If it’s something that has to go to full distance in a federal district court, it’s probably closer to 24 months. But generally, what happens is you try to come to a settlement prior to that. So I’d say those kind of time frames were the — if you want the full distance, that’s the kind of time frame you’re looking at. But hopefully, you try to do it quickly.

Peter C. Halt

Chief Financial Officer

The one thing I would add is just to comment that I don’t know how you’re familiar with the ITC that Tom was referencing to. It is a venue that we do like, and that it requires expedited process and it requires discussions between the parties. The ITC is designed to protect people who hold patents here in the states from infringing goods being brought in from offshore. So it’s not a venue you can use if the infringement is happening solely onshore. In the ITC litigation, we had in addition to having Comcast named to have their set-top box partners’ named. And the allegation is the infringing software is put on the devices offshore and brought in. The neat thing about that is while it doesn’t give monitory damages, it instead puts an importation ban and it’s designed to move very, very fast. As to Tom’s comment earlier about the vast preponderance being settled before we walk up the courtroom steps, anything that can create that investment by our potential licensee and with their attorneys and looking at claim construction, looking at our patents, understanding the validity, you need to understand the expense of litigating and have the opportunity to start reviewing through their counsel the other contracts we have to see that we’re offering them a market rate, generally results in us reaching an agreement without having to walk up those steps.

Sterling P. Auty

JP Morgan Chase & Co, Research Division

Other questions? Talk to us a little bit about — on the product side, I want to hit Fan TV and I wanted to hit advertising. Start with Fan TV. It used to have — or you still have full guides that are available for your customers. But it seems like you took a more modular approach with some of the more recent feature functionality. Where’s the adoption on some of these modules, like a Fan TV? And what do you see is the market opportunity?

Thomas Carson

Chief Executive Officer, President and Executive Director

Yes. For us, the Fan TV platform was really to try to help us move away from being strictly just a traditional set-top box provider and to be able to have a platform where people can actually either have an end-to-end guide solution or to utilize discrete pieces of technology. Fundamentally, the way we looked at it is you have a couple of different market segments. You have the market segment for the kind of the traditional set-top box. But obviously, with proliferation of internet-connected devices, there’s tons of content being viewed that way. And the market opportunity that we saw was really making sure that we had a solution to be able to address those segments in the markets. And what we find, just particularly with the bigger clients, is that some of those are very interested in an end-to-end solution for kind of discrete things or they’re interested in very specific parts of the technology that we have. Today, I’d say it’s relatively small revenue for us but a pretty meaningful growth trajectory. We’re seeing really a couple of different used cases. Some used cases around the globe are for people that are interested in doing skinny bundles in addition to whatever else they may be doing. So that clearly is a sweet spot for us. And certainly, we’re seeing use of our technology in the area of conversational services. And we announced a deal, as an example, with DISH and others where they’re taking very discrete components of it. So I’d say skinny bundles is clearly an opportunity and then some of those discrete components, whether it’s search and recommendation or conversational search.

Sterling P. Auty

JP Morgan Chase & Co, Research Division

Do you find that with the skinny bundles — like, we had — the CEO of Verizon was just speaking at the conference, right before this session, and he was talking about the skinny bundle adoption and rollouts that they’re seeing through this year. Are you finding that the providers of the skinny bundles want to have this feature functionality right at launch? Or is this something that’s being layered in as they kind of phase in the solution?

Thomas Carson

Chief Executive Officer, President and Executive Director

Yes. What we’re seeing and in our experience, maybe normal or not, what we’re really seeing is there’s a lot of talk and discussion going on with a lot of operators about how they want to implement the skinny bundle. But it’s relatively slow in terms of what they’re doing, but they clearly, once they make a decision to go, they want to have kind of the complete functionality. And we’re also seeing is conversational services as a big part of that. Conversation and discovery is something that’s pretty big right now in our industry.

Sterling P. Auty

JP Morgan Chase & Co, Research Division

Got you. Jumping over to the advertising side and talk about Comcast using some of your advertising capabilities. What is it that — how do you monetize some of the advertising technology? What’s the business model there? And who’s the users of it?

Thomas Carson

Chief Executive Officer, President and Executive Director

Yes. So the way our advertising business works is that the guidance that we deploy, so think about the 18 million homes or so that we have out there that have products in it, typically, we have an advertising capability within some of those guides and we actually traffic ads to those guides. So it’s typically utilized for people that are trying to do program promotion. That’s kind of — which makes sense because it’s what’s in the guide. So if anybody’s trying to promote a show, typically, would use that as an adjunct to what they’re doing, kind of, in their core advertising.

Peter C. Halt

Chief Financial Officer

It’s also an exciting area, Sterling, going back to the TiVo acquisition. We talked about the 2 companies coming together, and Tom mentioned over $800 million in revenues. On a pro forma basis for the current year, taking into account purchasing accounting, we haven’t talked about revenue synergies. And this would be an area that we believe there’d be revenue synergies to. 7 million new households that TiVo has full guide solutions and have advertising to. But candidly, if that size and footprint, along with ours — I mean, your rate that you get for the advertising’s based on the footprint. Combining the 2 and being able to sell them as one, we believe, is going to be an opportunity also to grow revenue.

Sterling P. Auty

JP Morgan Chase & Co, Research Division

Got you. And flipping back over, just for a second, to IP licensing. We talked about some of the current actions, but one of the other questions that I always get is what’s next? So is there another major customer up for renewal by the end of this year? Or how do — how should we think about the waves of some of your larger customers that will roll through for renewal?

Thomas Carson

Chief Executive Officer, President and Executive Director

Yes. The interesting thing about 2015 and early 2016 is we just had an incredible confluence of a lot of major contracts coming up for renewal. The major ones that we have to deal with are the ones that we’ve been talking about. It’s Comcast, it’s DISH and one operator here in North America. Beyond that, no need for renewals.

Sterling P. Auty

JP Morgan Chase & Co, Research Division

All right. With that, Peter and Tom, thank you so much. We really appreciate it.

Thomas Carson

Chief Executive Officer, President and Executive Director

Thanks, Sterling. Appreciate it.

Peter C. Halt

Chief Financial Officer

Sterling, thank you.

NO OFFER OR SOLICITATION

The information in this communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

FORWARD-LOOKING STATEMENTS

This communication contains “forward-looking” statements as that term is defined in the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding the proposed acquisition of TiVo and expected transaction timing. A number of factors could cause Rovi’s and TiVo’s actual results to differ from anticipated results expressed in such forward-looking statements. Such factors include, among others, 1) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; 2) uncertainty as to the actual premium that will be realized by TiVo stockholders in connection with the proposed transaction; 3) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the transaction or integrating the businesses of Rovi and TiVo; 4) uncertainty as to the long-term value of the combined companies’ common stock; 5) failure to receive the approval of the stockholders of either Rovi or TiVo; and 20) unexpected costs, charges or expenses resulting from the transaction, as well as management’s response to any of the aforementioned factors. The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the Risk Factors included in Rovi’s Annual Report on Form 10-K for the period ended December 31, 2015 and Rovi’s Quarterly Report on Form 10-Q for the period ended March 31, 2016, TiVo’s Annual Report on Form 10-K for the period ended January 31, 2016, and other securities filings which are on file with the Securities and Exchange Commission (available at www.sec.gov). Neither company assumes any obligation to update any forward-looking statements except as required by law.

ADDITIONAL INFORMATION ABOUT THE PROPOSED TRANSACTION AND WHERE TO FIND IT

This communication is not a solicitation of a proxy from any stockholder of Rovi, TiVo or Parent. In connection with the Merger Agreement Rovi, TiVo and Parent intend to file relevant materials with the SEC, including a Registration Statement on Form S-4 filed by Parent that will contain a joint proxy statement/prospectus. ROVI AND TIVO STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT ROVI, TIVO, PARENT AND THE PROPOSED TRANSACTION. Stockholders may obtain a free copy of the joint proxy statement/prospectus (when it becomes available), as well as any other documents filed by Rovi, Parent and TiVo with the Securities and Exchange Commission, at the Securities and Exchange Commission’s Web site at http://www.sec.gov. Stockholders may also obtain a free copy of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus from Rovi by directing a request to Rovi Investor Relations at +1-818-565-5200 and from TiVo by directing a request to MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York, 10016, (212) 929-5500, proxy@mackenziepartners.com.

PARTICIPANTS IN THE SOLICITATION

Rovi, Parent, TiVo and their respective directors and executive officers and other members of their management and employees may be deemed, under Securities and Exchange Commission rules, to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding Rovi’s directors and officers can be found in its proxy statement filed with the Securities and Exchange Commission on March 10, 2016 and information regarding TiVo’s directors and officers can be found in its proxy statement filed with the Securities and Exchange Commission on June 1, 2015. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests in the transaction, by security holdings or otherwise, will be contained in the Form S-4 and the joint proxy statement/prospectus that Parent will file with the Securities and Exchange Commission when it becomes available. Stockholders may obtain a free copy of these documents as described in the preceding paragraph.